Available Now: Banksy's New "Vandalized Oil" Inbox ×

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Masterworks <support@masterworks.com>
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Hi Sam,

We're excited to launch this brand new Banksy painting, *Subject to Availability*, from his world-famous "Vandalized Oils" series.

Click here for immediate access, or keep reading for more details.

We've offered this series a number of times on the platform, since they are some of Banksy's most recognizable works, and have been popular at auction historically. You've actually previously invested in a work from this series, *This is Not a Photo Opportunity*.

We're excited about this newest painting, since it was featured in the pivotal museum show "Art in the Streets," which was the first major U.S. museum survey of graffiti art. Banksy would periodically sneak into the museum at night during the exhibition and install new works, including ours!

Here are some photos taken before and after he secretly installed our painting at the museum—check it out in the corner near some other great works!





Add another "Vandalized Oil" to your portfolio today or view the offering circular below.

The Masterworks Team

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MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous exit featuring artwork by Banksy (Masterworks 003) and "previous "vandalized oils" not included in set of similar sales to Live Offering (Masterworks 471) which comprise paintings by Banksy with the following criteria: All single "modified" and "vandalized" oil paintings on canvas with landscape subjects that measure under 40 inches by 40 inches and have been partially hand-painted or modified. The set excludes fully hand-painted works by Banksy, and Glory (2005) due to its medium of spray paint on a lithographic reproduction.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.